Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:                 REPORTING ISSUER

MI Developments Inc. (“MID”)

455 Magna Drive, 2nd Floor

Aurora, ON L4G 7A9

ITEM 2:                 DATE OF MATERIAL CHANGE

December 22, 2010

ITEM 3:                 PRESS RELEASE

On December 22, 2010, a press release (the “Press Release”) describing the material change was issued by MID and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to the New York Stock Exchange, to the U.S. Securities and Exchange Commission and to Canada Newswire for publication and dissemination through its Canadian Custom Disclosure and New York Metro networks.  The Press Release is attached as Schedule A to this report.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On December 22, 2010 MID announced that its Board of Directors (the “Board of Directors”) had received a reorganization proposal providing for the elimination of MID’s dual class share structure (the “Proposed Reorganization”).  The proposal was made by holders of Class A Subordinate Voting Shares of MID representing in excess of 50% of the outstanding Class A Subordinate Voting Shares, including eight of MID’s top ten shareholders (the “Initiating Shareholders”). The proposal is also supported by MID’s controlling shareholder (the “Stronach Shareholder”), a company controlled by the Stronach Trust.

The Board of Directors has established a Special Committee of independent directors to review and evaluate the Proposed Reorganization and to make recommendations to the Board of Directors.

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

On December 22, 2010 MID announced the Board of Directors had received a proposal for the Proposed Reorganization. The proposal was made by holders of Class A Subordinate Voting Shares of MID representing in excess of 50% of the outstanding Class A Subordinate Voting Shares, including eight of MID’s top ten shareholders.  The Proposed Reorganization is also supported by the Stronach Shareholder.

The Board of Directors has established a Special Committee of independent directors to review and evaluate the Proposed Reorganization and to make recommendations to the Board of Directors.

The Proposed Reorganization contemplates the elimination of MID’s dual class share structure through:

1.                             The cancellation of all MID Class B Shares held by the Stronach Shareholder in consideration for the transfer to the Stronach Shareholder of:

(a)           MID’s horseracing and gaming subsidiaries and assets (and associated liabilities), including:

(i)            Santa Anita Park;

(ii)           Golden Gate Field;

(iii)          MID’s joint venture interest in the Maryland Jockey Club’s real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility);

(iv)          Gulfstream Park and MID’s joint venture interest in the associated retail development;

(v)           Portland Meadows; and

(vi)          MID’s horseracing technology assets including Xpressbet®, AmTote and HRTV LLC.

(b)           MID’s development properties (and associated liabilities) as described under “Real Estate Business — Development Properties” in note 6(a) to MID’s interim consolidated financial statement for the three and nine month periods ended September 30, 2010 having a book value of $174.462 million.

(c)           the residential zone property known as “French Creek”.

(d)           cash such that the assets in (a) and (b) above shall include on January 1, 2011 US$20 million of adjusted working capital, provided that the maximum cash amount payable by MID does not exceed US$20 million (excluding restricted cash).

(e)           any consideration received from the sale of, or any insurance proceeds collected in respect of, the assets in (a), (b) and (c) above.

(f)            all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets in (a), (b) and (c) above.

2.                             Each MID Class A Subordinate Voting Share would be changed into one MID common share.

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3.                             Each MID Class B Share (other than the MID Class B Shares held by the Stronach Shareholder which will be cancelled) would be converted into 1.2 MID common shares.

Upon completion of the Proposed Reorganization, MID would retain its income producing real estate property business and would be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors would be comprised of directors elected by shareholders other than the Stronach Shareholder at the shareholders meeting called to consider the Proposed Reorganization, with the nominees for election to be proposed by the Initiating Shareholders.

The Proposed Reorganization contemplates that if the transfer of the assets listed in 1(a) through (f) above (collectively, the “Assets”) is completed, the transfer would be effective January 1, 2011.  MID would provide funding for the Assets during the period from January 1, 2011 to closing, provided that if the funding requirements exceed on average US$4 million per month, the Stronach Shareholder would reimburse MID for such excess.  The Stronach Shareholder would have a right of first refusal in respect of the Magna International Inc. corporate properties in Aurora, Ontario and in Oberwaltersdorf, Austria.  In addition, the Proposed Reorganization contemplates that effective upon closing, the applicable Initiating Shareholders would discontinue the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and MID would reimburse the Initiating Shareholders for their legal and advisory fees incurred in connection with the transaction and up to US$1 million for other legal and advisory fees, and reimburse the Stronach Shareholder for up to US$1 million of legal and advisory fees incurred in connection with the transaction.

The Proposed Reorganization contemplates that the transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction agreed to by the parties.  The principal closing conditions of the Proposed Reorganization include receipt of regulatory approvals, receipt of required MID shareholder approvals, there being no material adverse change in the affairs of MID, MID continuing to operate in the ordinary course and not purchasing any unrelated gaming or horseracing assets, accuracy of MID’s disclosure documents, execution of definitive documents by January 31, 2011 and implementation of the transaction by June 30, 2011.

For more details on the Proposed Reorganization, please consult the term sheet which is attached to this report as Schedule B.

The Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the Proposed Reorganization. ST Acquisition Corp. has advised MID that, as a result of the Proposed Reorganization, it is suspending its earlier proposal announced on October 1, 2010 to make an offer to purchase any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID for a price of US$13 per share pending completion of the Proposed Reorganization.

The Initiating Shareholders may terminate their voting agreements if, among other things, definitive documents are not executed by January 31, 2011, the transaction has not been completed by June 30, 2011, the voting agreement has not been signed by a majority of the

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minority holders of the MID Class B Shares by January 31, 2011, or less than 30% of all outstanding MID Class A Subordinate Voting Shares remain subject to the voting agreement.

ITEM 6:                 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:                 OMITTED INFORMATION

Not applicable.

ITEM 8:                 SENIOR OFFICER

The following senior officer of MID is knowledgeable about the material change and this report:

Rocco Liscio

Executive Vice-President and Chief Financial Officer

(905) 726-7507

ITEM 9:                 DATE OF REPORT

DATED December 30, 2010

by	(signed) Rocco Liscio
Rocco Liscio
Executive Vice-President and Chief Financial Officer

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SCHEDULE A

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS RECEIVES PROPOSAL FOR ELIMINATION OF

DUAL CLASS SHARE STRUCTURE FROM CLASS A SHAREHOLDERS AND ITS CONTROLLING SHAREHOLDER

December 22, 2010, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) announced that its Board of Directors has received a reorganization proposal providing for the elimination of MID’s dual class share structure.  The proposal has been made by holders of its Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the “Initiating Shareholders”), including eight of MID’s top ten shareholders.  The proposal is also supported by MID’s controlling shareholder (the “Stronach Shareholder”), a company controlled by the Stronach Trust.

The Board of Directors of MID has established a Special Committee of independent directors to review and evaluate the proposal and to make recommendations to the Board. The Board of Directors will communicate further with MID’s shareholders in due course.

The reorganization proposal contemplates the elimination of MID’s dual class share structure through:

•                  The cancellation of all MID Class B Shares held by the Stronach Shareholder in consideration for the transfer to the Stronach Shareholder of MID’s horseracing, gaming and real estate development and other assets (and associated liabilities), and US$20 million of working capital (the “ Assets”). The Assets include: Santa Anita Park; Golden Gate Fields; MID’s joint venture interests in Maryland Jockey Club’s real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID’s joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and all properties owned by MID as described under “Real Estate Business - Development Properties” in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010; and

•                  Each MID Class A Subordinate Voting Share would be changed into one common share and each MID Class B Share (other than the MID Class B Shares held by the Stronach Shareholder which will be cancelled) would be converted into 1.2 common shares, such that MID would only have one class of common shares.

Upon completion of the reorganization proposal, MID would retain its income producing real estate property business and would be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors of MID would be comprised of directors elected by shareholders other than the Stronach Shareholder at the shareholders meeting called to consider the reorganization proposal, with the nominees for election to be proposed by the Initiating Shareholders.

The proposal contemplates that if the transfer of the Assets is completed, the transfer would be effective January 1, 2011.  MID would provide funding for the Assets during the period from January 1, 2011 to closing, provided that if the funding requirements exceed on average US$4 million per month, the Stronach Shareholder would reimburse MID for such excess.  The Stronach Shareholder would have a right of first refusal in respect of the Magna International corporate properties in Aurora, Ontario and in

Oberwaltersdorf, Austria.  In addition, the proposal contemplates that effective upon closing, the applicable Initiating Shareholders would discontinue the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and MID would reimburse the Initiating Shareholders for their legal and advisory fees incurred in connection with the transaction and up to US$1 million for other legal and advisory fees, and reimburse the Stronach Shareholder for up to US$1 million of legal and advisory fees incurred in connection with the transaction.

The proposal contemplates that the transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction agreed to by the parties. The principal closing conditions of the proposed reorganization include receipt of regulatory approvals, receipt of required MID shareholder approvals, there being no material adverse change in the affairs of MID, MID continuing to operate in the ordinary course and not purchasing any unrelated gaming or horseracing assets, accuracy of MID’s disclosure documents, execution of definitive documents by January 31, 2011 and implementation of the transaction by June 30, 2011.

The Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. ST Acquisition Corp. has advised MID that, as a result of the reorganization proposal, it is suspending its earlier proposal announced on October 1, 2010 to make an offer to purchase any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID for a price of US$13 per share pending completion of the reorganization proposal.

The Initiating Shareholders may terminate their voting agreements if, among other things, definitive documents are not executed by January 31, 2011, the transaction has not been completed by June 30, 2011, the voting agreement has not been signed by a majority of the minority holders of the MID Class B Shares by January 31, 2011, or less than 30% of all outstanding MID Class A Subordinate Voting Shares remain subject to the voting agreement.

MID cautions shareholders and others considering trading in securities of MID that it has only recently received the reorganization proposal, and at this time no decisions or recommendations with respect to the proposal have been made by the Board of Directors of MID.  The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction, will be completed.

For further information about this press release, please contact Rocco Liscio, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322. MID’s filings can At www.sedar.com and www.sec.gov you can also find MID’s filings.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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Notice to Investors

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The reorganization proposal to which this communication relates has not yet commenced.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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SCHEDULE B

TERM SHEET

1.                                                                                      Definitions:

(a)                                  “MID” means MI Developments Inc. and its subsidiaries.

(b)                                 “Group 1 Assets and Liabilities” means:

(i)             the subsidiaries and assets of MID which comprise the totality of the horseracing and gaming assets of MID, including:

•                                          Santa Anita Park

•                                          Golden Gate Field

•                                          Maryland Jockey Club (Pimlico Race Course, Laurel Park, and the Bowie training facility)

•                                          Gulfstream Park and associated retail development

•                                          Portland Meadows

•                                          Horseracing technology assets including XpressBet, AmTote, and HRTV LLC

•                                          Joint Venture Interests in connection with the above assets.

(ii)          all properties owned by MID as described under “Real Estate Business — Development Properties” in note 6(a) of the notes to the interim consolidated financial statements of MID having a book value of $174.462 million for the three months ended September 30, 2010;

(iii)       the residential zoned property known as “French Creek”;

(iv)      cash such that the Group 1 Assets and Liabilities shall include on January 1, 2011 $20 million of adjusted working capital, provided that the maximum cash amount payable by MID to STco does not exceed $20 million (excluding restricted cash). For these purposes, adjusted working capital shall mean cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues). Attached as Exhibit A is a schedule of adjusted working capital as of October 31, 2010; and

(v)         the liabilities consisting of all liabilities associated with or arising out of the properties described in paragraphs (1) and (2) above (the “Group 1 Liabilities”); provided that the Group 1 Liabilities shall not include liabilities between MID, on the one hand, and STco, on the other hand;

(vi)      To the extent any Group 1 Assets are sold or insurance proceeds are collected with respect thereto after the date hereof, any consideration received from such sale or insurance proceeds shall constitute Group 1 Assets;

(vii)   all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets described above.

(c)                                  “ST Shareholder” means the corporation controlled by the Stronach Trust that owns Class B Shares of MID.

(d)                                 “Public Shareholders” means all shareholders of MID other than the ST Shareholder.

2.                                                                                       By way of a plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction as may be agreed to by the parties, MID shall re-organize such that after the reorganization:

(a)                                  The Group 1 Assets and Liabilities shall be transferred to a corporation owned by ST Shareholder (“STco”).

(b)                                 If MID elects to sell any of the Magna corporate property in Aurora, Ontario on Magna Drive (South of Wellington) or in Oberwaltersdorf, Austria, STco shall have a right of first refusal to purchase from MID.

(c)                                  Each Class A Share in MID shall be converted into 1 common share of MID, each Class B share in MID held by Public Shareholders shall be converted into 1.2 common shares in MID and each Class B share in MID held by ST Shareholder shall be cancelled for no further consideration other than the Group 1 Assets and Liabilities. Following closing of the transaction (the “Closing”), MID shall have one class of outstanding shares, being common shares.

(d)                                 On the Closing, the adjustments specified in Section 3(d) below will be made to reflect an effective transfer date for the Group 1 Assets and Liabilities of January 1, 2011 (the “Interim Period”), provided that MID shall provide funding for the Group 1 Assets and Liabilities during the Interim Period. The Group 1 Assets will be operated as a separate business in the period between January 1, 2011 and the Closing.

3.                                                                                       Upon Closing:

(a)                                  MID shall be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming.

(b)                                 The board of directors of MID shall be elected by the Public Shareholders of MID at the shareholder meeting called to approve the Plan of Arrangement and the nominees proposed for election in the management information circular shall be designated by the supporting Class A Shareholders and STco shall not vote at the meeting to elect the board of directors of MID;

(c)                                  MID shall reimburse the supporting Class A shareholders for all of their reasonable legal fees and advisory fees incurred and to be incurred in connection with the transaction and, in addition, MID shall reimburse supporting Class A shareholders for legal/advisory fees paid prior to the date hereof up to $1 million and MID shall reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the transaction up to $ 1 million; and

(d)                                 If the funding requirements (including for greater certainty any funding permitted pursuant to paragraph 4(e) below) of the Group 1 Assets and Liabilities during the Interim Period exceed on average US$4,000,000 per month, ST Shareholder shall reimburse MID for such excess.

4.                                                                                       The principal closing conditions will include:

(a)                                  receipt of all regulatory approvals, including all stock exchange approvals and any required securities regulatory approvals;

(b)                                 receipt of all required MID shareholder approvals, including a majority of the minority of the Class A shareholders of MID and a majority of the minority of the Class B shareholders of MID;

(c)                                  if the transaction proceeds by plan of arrangement, court approval of the plan of arrangement;

(d)                                 no material adverse change in the affairs of MID;

(e)                                  MID will continue to operate in the ordinary course and will not purchase any gaming or horseracing assets which are unrelated to existing Group 1 Assets. For greater certainty, it is understood that MID may purchase existing joint venture assets and make capital expenditures relating to Group 1 Assets and any such funding shall be included in the funding calculated pursuant to paragraph 3(d) above.

(f)                                    reimbursements as contemplated in paragraphs 3(c) and (d) above.

(g)                                 accuracy of all MID disclosure documents in all material respects; and

(h)                                 the execution of definitive documentation relating to the transaction by January 31, 2011 and implementation of the transaction by June 30, 2011.

(i)                                     The target closing date is April 1, 2011.

5.                                                                                       The supporting Class A shareholders agree to discontinue the currently contemplated litigation against MID, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the transaction.

6.                                                                                       Parties will work to complete transaction in a manner that is tax-efficient for ST Shareholder provided that structure is not materially disadvantageous to MID or Public Shareholders.

EXHIBIT A

WORKING CAPITAL AS AT OCTOBER 31, 2010

31-Oct-10
Current Assets
Cash and Cash Equivalents	$11,863,000
Restricted Cash	$7,678,000
Trade Accounts Receivable Net of Allowance for doubtful accounts	$19,593,000
Inventories	$5,766,000
Prepaid Expenses	$6,253,000
$51,153,000

Current Liabilities
Accounts Payable	$18,363,000
Accrued Salaries and Wages	$5,119,000
Other Accrued Liabilities	$18,520,300
Income Tax Payable (receivable)	$-223,000
Deferred Revenue	$1,396,000
$43,175,300

Adjusted Working Capital	$7,977,700